Exhibit 99.1

PRESS RELEASE November 2, 2017 Eksportfinans ASA third quarter 2017 financial results Net interest income was NOK 154 million for the three first quarters of 2017, compared to NOK 194 million for the same period in 2016. The decrease was expected and primarily due to the lower level of interest generating assets. Profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement, amounted to NOK 32 million for the first nine months of 2017, compared to NOK 200 million for the corresponding period of 2016. The decrease was mainly due to the positive effect of the sale of Eksportfinans’ office property on the first half-year result in 2016, as well as lower net interest income. Comprehensive income according to IFRS was negative NOK 287 million for the three first quarters of 2017, compared to negative NOK 165 million for the three first quarters of 2016. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. Total assets were NOK 24.0 billion at September 30, 2017, compared to NOK 33.2 billion at December 31, 2016. The decrease was in line with expectations and is due to scheduled repayments of debt. The core capital ratio was 77.1 percent at September 30, 2017, compared to 61.0 percent at December 31, 2016. At the end of the third quarter of 2017 the company had liquidity reserves totaling NOK 7.0 billion. Eksportfinans’ financial reports and other information are available on www.eksportfinans.com. For further information, please contact: Chief Executive Officer, Geir Bergvoll: tel: +47 913 15 485 e-mail: gbv@eksportfinans.no EVP Director of staff / communications, Elise Lindbæk: tel: +47 905 18 250 e-mail: el@eksportfinans.no EVP Chief Financial Officer, Geir Ove Olsen: tel: +47 900 92 326 e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA Eksportfinans manages a portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2017 total assets amounted to approximately NOK 33 billion. The company is located in Dronning Maud’s gate (Vika) in central Oslo. Forward-looking statements Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.